255 Fiserv Drive Brookfield, WI 53045 www.fiserv.com

June 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Kathleen Collins
Rebekah Lindsey

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K Furnished February 7, 2019
File No. 000-14948

Dear Ms. Collins and Ms. Lindsey:

This letter will confirm the telephone conversation on May 31, 2019 between Rebekah Lindsey, Staff Accountant of the U.S. Securities and Exchange Commission (the “SEC”), and Kenneth F. Best, our Chief Accounting Officer, relating to the comment letter that we received from the Staff of the Division of Corporation Finance (the “Staff”) of the SEC on May 22, 2019 (the “Comment Letter”). In that telephone conversation we requested, and we understand the Staff has granted us, an extension until June 20, 2019 to respond to the Comment Letter.

We expect to file our reply to the Comment Letter on or before June 20, 2019 in accordance with this extension.

Thank you for your consideration of this matter. If you have any questions, please do not hesitate to call me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau
Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.
Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.
John K. Wilson, Foley & Lardner LLP